EXHIBIT 99.1
PRESS RELEASE

MAGAL AWARDED $8 MILLION CONTRACT FOR INTEGRATED SECURITY SOLUTIONS FOR CRITICAL ENERGY INFRASTRUCTURE

YEHUD, Israel – November 20, 2017 -- Magal Security Systems, Ltd. (NASDAQ: MAGS) announced that it recently signed a $8 million contract to provide integrated security solutions for several critical energy infrastructure sites. Magal’s delivery and installation will take place over the coming months.

Saar Koursh, CEO of Magal, commented: “We are proud to have been selected by this important national operator to protect these critical energy infrastructure sites. It reconfirms the value that our customers find in Magal's unique offering. The order includes our video management system with video analytics, as well as our FiberPatrol, a fiber-optic point reporting intrusion detection system. It also includes our cyber security solution, all integrated to and managed by our cutting-edge Fortis4G physical security information management system (PSIM). Our proven engineering and integration capabilities, combined with our broad portfolio of home-grown security solutions enables us to win these tightly scheduled- and technically challenging projects. We look forward to receiving further orders such as this in the future.”

ABOUT MAGAL

Magal is a leading international provider of solutions and products for physical and video security solutions, as well as site management. Over the past 45 years, Magal has delivered its products as well as tailor-made security solutions and turnkey projects to hundreds of satisfied customers in over 80 countries – under some of the most challenging conditions.

Magal offers comprehensive integrated solutions for critical sites, managed by Fortis4G – our 4th generation, cutting-edge physical security information management system (PSIM) (). The solutions leverage our broad portfolio of home-grown PIDS (Perimeter Intrusion Detection Systems), Symphony – our advanced VMS (Video Management Software) with native IVA (Intelligent Video Analytics) security solutions.

Forward Looking Statements

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words "estimate", "project", "intend", "expect", "believe" and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Such statements are based on assumptions and expectations which may not be realized and are inherently subject to risks and uncertainties, many of which cannot be predicted with accuracy and some of which might not even be anticipated. Future events and actual results, financial and otherwise, may differ from the results discussed in the forward-looking statements. A number of these risks and other factors that might cause differences, some of which could be material, along with additional discussion of forward-looking statements, are set forth in Magal's reports filed from time to time with the Securities and Exchange Commission, including its Annual Report on Form 20-F and Current Reports on Form 6-K.

For more information:
Magal Security Systems Ltd.
Saar Koursh, CEO
Tel: +972-3-539-1421
E-mail: elishevaa@magal-s3.com
Web: http://www.magal-s3.com

GK Investor Relations
Ehud Helft / Gavriel Frohwein
Tel: (US) +1-646-688-3559
E-mail: magal@gkir.com